EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

SHARES

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
7/24/2013	200	88.62
7/31/2013	(10,395)	86.91
8/1/2013	50,000	87.47
8/2/2013	44,801	87.21
8/14/2013	(982)	90.29
8/21/2013	(483)	87.63
8/28/2013	5,966	86.91
8/29/2013	25,000	87.54
8/29/2013	25,000	87.62
8/30/2013	75,000	86.99
8/30/2013	400	87.06
8/30/2013	25,000	87.19
9/3/2013	125,000	87.50
9/4/2013	11,328	87.87
9/4/2013	27,176	87.89
9/4/2013	25,000	87.91
9/4/2013	(17,801)	87.86
9/11/2013	25,450	88.57

9/13/2013	84,800	91.35
9/16/2013	82,300	92.01
9/16/2013	24,600	92.13
9/16/2013	50,000	92.51